Exhibit 6.29

ROYALTY OPTION AGREEMENT

This Royalty Option Agreement (“Agreement”) is entered into as of January 7, 2026, by and between RoyaltyTraders LLC dba SongVest, a Delaware limited liability company (“SongVest”) at 1053 East Whitaker Rd Suite 115, Raleigh, NC 27604, and [_] (“Seller”) and, collectively with SongVest, the “Parties.”

WHEREAS, Seller is granting to SongVest an exclusive option to enter into the Transaction, which option shall be deemed exercised in the event the Option Threshold is satisfied.

WHEREAS, Subject to the satisfaction of the Option Threshold hereunder, Seller will sell to SongVest the right to receive Royalties deriving from the Portfolio during the Royalty Periods (as listed on Schedule A), and SongVest will issue proceed rights units (each a “Unit” and collectively the “Proceed Rights”) to a third party investor (the “Investor”) in and to such Royalties via the SongVest website (the “Site”) as further set forth herein (collectively, the “Transaction”).

WHEREAS, the Parties desire to memorialize their agreement regarding the Royalties to be directed and paid to SongVest in exchange for the payment of the Purchase Price to Seller.

NOW, THEREFORE, the Parties hereby agree as follows:

Certain Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Assets” means the assets contained in the Portfolio (e.g., Sound Recordings, sound recordings) as listed on Schedule A attached hereto and made a part hereof and expressly excluding Compositions and Video.

“Auction Period” means the dates during which the Test the Waters Auction is held and ending on the last day of the Test the Waters Auction.

“Artist(s) means those recording artists whose musical performances are embodied in the Assets contained in the Portfolio, if any, and as set forth on Schedule A.

“Compositions” means those musical compositions the titles of which are set forth on Schedule A, if any, said compositions embodied in the Sound Recording, not subject to the terms of this Agreement, all rights expressly reserved by Seller and any writers and representative publishers, as the case may be.

“Distributor(s)” means any third-party distributor, including a record label or online digital distribution company, engaged by Seller, that sells, markets, and/or distributes sound recordings as digital audio recordings embodying the Assets.

“Fees and Expenses” means the third party documented fees and expenses, including Anticipated Fees, incurred by SongVest for its time and effort to place the Proceed Rights into the Offering and market the Units and Proceed Rights to the general public. Fees and Expenses include, without limitation, third party legal and other regulator costs related to completing the Offering memorandum and closing. Anticipated Fees are outlined in Schedule B, though actual Fees and Expenses may differ.

“Net Revenue” means the Royalties generated from the Portfolio Assets less any service fee charged by the Distributor (or other third party), any legal and accounting fees, costs of collection, including but not limited to legal fees and court costs, and current taxes and other third party payments payable during the current period as withheld by the Distributor (or other third party) or for which Seller is otherwise responsible for, for the sole purpose of remittal to an entity with taxing authority in the normal course of business.

“Offering” means the offering held by SongVest via the Site wherein the Investor is issued the Units and Proceed Rights.

“Option Threshold” means an amount equal to the sum of (i) the Purchase Price that has been raised and secured by SongVest through the Offering; and (ii) the amount set forth on Schedule B, if any. For the avoidance of doubt, if SongVest does not secure an amount equal to or in excess of the Option Threshold, through the Offering, the Option Threshold will not be deemed satisfied.

“Percentage Interest” means the percentage of Seller’s revenue that SongVest is entitled to receive from the Seller with respect to the Revenue Sources, whereunder the Agreement the Percentage Interest is fifty percent (50%) (such interest being the maximum percentage of the identified income stream [e.g. net Sound Recording revenues] that will be allocated to SongShare units during the royalty period).

“Portfolio” means the portfolio of Assets as set forth on Schedule A.

“PRO” means Seller’s public performance rights organization, if any.

“Purchase Price” means the final purchase price for the Royalties by SongVest as set forth on Schedule A.

“Sound Recordings” means those sound recordings embodying the performances of Artist(s) and set forth on Schedule A, if any.

“Sound Recording Owner’s Share” means the share of revenue earned by the party owning the sound recording copyrights underlying the Sound Recordings.

“Revenue Sources” means those sources of revenue earned and actually received by Seller’s Distributor and from which the Royalties are derived from the Assets, namely revenues derived from the streaming of the Sound Recordings, record sales, licensing, or digital sales as facilitated by Seller’s Distributor or Seller, Seller having the sole and exclusive right to determine and approve the terms of Sound Recording exploitation in connection with such Revenue Sources in Seller’s sole discretion (e.g. establish and agree to distribution terms, licensing terms, etc.).

“Royalty Period” means, with respect to the Royalties, the period commencing with the initial payment of the Royalties to the Investor and ending on such date as set forth in Schedule A.

“Royalties” means the royalties payable to SongVest in connection with the Portfolio that derive from the Revenue Sources based on the Percentage Interest.

“Royalty Interest” means the percentage of the Royalties that SongVest is entitled to as set forth in Schedule A based on the Percentage Interest.

“Seller Agreements” means those agreements between Seller and third parties, including Artists and/or Distributors, wherein Seller is entitled to receive the Percentage Interest of all Assets.

“Streaming” means the Net Revenue payable to Seller derived from the Portfolio (including all Assets) from Distributor, Artist, Publisher, and/or PRO, as applicable, from all digital streaming platforms (e.g., Spotify) and reported by any source (digital service providers, SoundExchange, Distributor or other companies collecting streaming income on the Portfolio).

“Term” means the term of this Agreement, which Term shall commence on the date of signature of this Agreement and continue until the earlier of (a) the date that the Option Threshold is deemed to not be satisfied and (b) the date that all Royalties payable during the Royalty Period have been paid to SongVest, but in no case later than twenty (20) years from the Closing of the Offering per Schedule “A” attached hereto. For the avoidance of doubt, in the event the Option Threshold has been satisfied, SongVest’s option to enter into the Transaction shall be deemed exercised and the Term shall continue through the date that all Royalties payable hereunder have been paid to SongVest.

“Test the Waters Auction” is a means in which SongVest may hold a pre-auction at SongVest.com website, where individuals can bid, through a second-price auction process. SongVest will use this process to gauge interest in the auction to help us finalize the number of shares and price per share of the Units.

“Videos” means those audiovisual recordings of Sound Recordings and set forth on Schedule A, if any, which shall not be subject to the terms of this Agreement, all rights expressly reserved by Seller.

1.	Transaction/Offering.

a.	Seller hereby grants to SongVest the exclusive right during the Term to conduct the Offering, and at SongVest’s discretion, a Test The Waters Auction prior thereto via the Site for the Auction Period to determine the feasibility of the Offering, such feasibility based on the results of the Test the Waters Auction to be mutually agreed upon. Upon the conclusion of the Offering, and solely in the event the Option Threshold is satisfied, SongVest’s option to enter into the Transaction shall be deemed exercised and Seller shall irrevocably assign, grant and convey the rights to the Royalties to SongVest for the entire duration of the Royalty Period.

b.	SongVest shall be solely responsible for the payment of the Proceed Rights to the Investor from the Royalties received from Seller (or Distributor as the case may be via the Direction Letters as further defined below) hereunder throughout the Royalty Period. Seller shall execute the irrevocable notice of assignments (the “Direction Letters”, also referred to herein as “LOD”) attached hereto as Exhibit “A,” in which Seller will direct Distributors, as applicable, and shall direct any other third-party Revenue Source, such Revenue Source as further defined on Schedule “A”, to pay directly to SongVest fifty percent (50%) of the Royalties. The Direction Letter shall remain in full effect, is irrevocable, and Seller shall never attempt to modify the terms of the Direction Letter or notify a Distributor that the Royalties should no longer be directed to SongVest except where such agreement with Distributor expires or is otherwise terminated by Distributor or Seller, in which case Seller shall account to SongVest as required under the Direction Letter. Seller shall also execute, after review by Seller’s legal counsel, any other document as a Distributor, Publisher, PRO (as applicable) or SongVest may require to assure such assignment. Notwithstanding the foregoing, in no event shall Seller be liable for any failure of Distributor to pay pursuant to the Direction Letter, provided however Seller shall use reasonable efforts to enforce all its rights and remedies in connection therewith in Seller’s sole discretion.

c.	Promptly upon the conclusion of the Offering and receipt of the full Purchase Price therefor, but in no case beyond thirty (30) days from said receipt, SongVest will pay Seller the full amount of the Purchase Price to Seller.

d.	Notwithstanding the foregoing or anything herein to the contrary, in the event the Option Threshold is not satisfied (i.e., the full Purchase Price is not secured during the Offering), or the parties do not mutually agree the Offering is feasible, based on the Test The Waters Auction, as noted above, no rights to Royalties or any other revenue or property of Seller shall transfer to SongVest hereunder, SongVest’s option to enter into the Transaction shall be waived, and the Term of this Agreement shall terminate.

2.	Royalties. In consideration of the Purchase Price paid to Seller hereunder, during the Royalty Period, Seller hereby agrees to pay (or direct payment) from all applicable third parties, including Distributor and/or Artist) all Royalties received from the following Assets and applicable Revenue Sources, as applicable hereunder and listed in Schedule A, in connection with the Portfolio as follows:

Sound Recordings: Revenue earned by Seller in connection with the sale and exploitation of the Sound Recordings in the Portfolio, if applicable, will be paid at the Percentage Interest and for the applicable Revenue Sources (e.g., Streaming) as set forth in Schedule A. Sales shall be determined by reference to the royalty statements from the royalties credited to Seller by Distributor, Artist or other third party for the applicable calendar quarter or bi-yearly, which shall be conclusive and binding upon the Parties, absent manifest error.

e.	Accounting:

i.	A.	Seller shall, pursuant to irrevocable letters of direction (“LOD”), a copy of which is attached hereto as Exhibit A, direct and use reasonable efforts to cause Distributor, Artist, and/or other third party, as applicable, and where such party is set up to accommodate and agrees to accept said LOD, that distributes Assets and accounts to Seller in connection with Royalties therefor, to account and pay all Royalties to SongVest for the entire Royalty Period at the same time and on the same terms as such party is required to account to Seller. Where said third party does not accept said LOD, Seller shall account to SongVest directly as noted in Section B below.

B.	In the event Distributor, Artist, and/or other third party, as applicable, fails to account or pay Royalties to SongVest directly via the LOD as required hereunder, Seller shall account to SongVest on a semi-annual calendar basis via a statement and pay all Royalties earned during such period no later than forty five (45) days after receipt by Seller of such Royalties, but in no case more frequently than semi-annually. Royalties accounted for in any semi-annual period of less than five hundred dollars ($500) shall be added to the next accounting period and paid out upon the following accounting period that exceeds five hundred dollars ($500 USD). (All payments shall be made to SongVest via wire transfer of immediately available funds pursuant to SongVest’s written instructions for same. In the event Seller conducts an audit of any of Distributor’s or Artist’s (or other distributor’s or licenses) books and records regarding the sale of any Asset in the Portfolio at any time during the Term, such audit in Seller’s sole discretion, Seller shall notify SongVest thereof and allow SongVest to participate in such audit, provided such participation is permitted under Seller’s agreement with said Distributor, as it relates to sales of Portfolio. In the event Seller receives any proceeds or awards from any such audit or other claim relating to the Portfolio, Seller will in a reasonable time notify SongVest thereof and pay to SongVest its proportionate share of the proceeds (subject to a deduction therefrom of Seller’s actual, verifiable costs in conducting such audit or claim). Upon SongVest’s request therefor and subject to SongVest covering the costs thereof up front, Seller agrees to use reasonable good faith efforts to conduct an audit of Distributor’s books and records related solely to accountings in connection with Royalties hereunder. In the event such audit reveals an underpayment of any monies due and payable in connection with Assets that were the subject of such audit, Seller shall request that such additional monies due Songvest hereunder are collected and paid directly to SongVest.

ii.	At any time within two (2) years after any statement is rendered to SongVest hereunder, SongVest shall have the right to, upon thirty (30) days written notice, examine Seller’s books and records with respect to such statement. Such examination shall be at SongVest’s sole cost and expense, by a certified public accountant or other qualified representative designated by SongVest. Such examination shall be made during Seller’s usual business hours at the place where Seller maintains the books and records which relate to the Portfolio and which are necessary to verify the accuracy of the statement. Seller shall have no obligation to produce such books and records more than once with respect to each statement rendered to SongVest and said audit shall not be conducted more than once per calendar year. Unless notice shall have been given to Seller as provided hereinabove, each royalty statement rendered to SongVest shall be final, conclusive and binding on SongVest and shall constitute an account stated. SongVest shall be foreclosed from maintaining any action, claim or proceeding against Seller in any forum or tribunal with respect to any statement or accounting rendered hereunder unless such action, claim or proceeding is commenced against Company in a court of competent jurisdiction within eighteen (18) months after the date such statement or accounting is rendered.

3.	Representations, Warranties and Covenants.

i) The Seller hereby represents, warrants and covenants to SongVest that as of the date hereof:

a.	Seller: (i) owns and/or has the irrevocable, exclusive right to receive the Royalties free and clear of any mortgage, pledge, lien, charge, security interest, encumbrance, restriction or adverse claim of any nature whatsoever (collectively, “Liens”), other than any tax obligation that Seller must satisfy in connection with the purchase and sale of the Royalties hereunder, (ii) is not aware of any Liens being asserted against the Royalties, (iii) has not consented to the imposition of any Liens on the Royalties and (iv) has not sold, assigned, transferred or otherwise encumbered any of Seller’s rights in the Royalties to any person or entity other than SongVest;

b.	Seller is competent to enter into (and understands the terms of) this Agreement and has been represented by tax and accounting advisors and legal counsel in the negotiation and execution of this Agreement, or knowingly waived Seller’s right to do so;

c.	Seller intends to (and shall) fully and timely satisfy all tax obligations of Seller flowing from this Agreement from the proceeds Seller receives from SongVest hereunder; In the event Seller fails to satisfy tax obligations flowing from this Agreement, SongVest will not be subject to liability on behalf of Seller;

d.	Seller shall indemnify, defend and hold harmless SongVest, its agents, attorneys, employees, officers, directors, successors and assigns (collectively, the Indemnified Parties”) from and against all claims, losses, damages, penalties, judgments, lawsuits and all related costs and expenses of any nature (including legal fees and costs) (collectively, “Costs”) which may be incurred by or asserted against any of the Indemnified Parties arising out of a uncured material breach of the terms of this Agreement by Seller, namely related to, or in connection with, this Agreement or any rights assigned or granted to SongVest hereunder, the Sound Recordings, and/or other Assets (or any of them), or any uncured material breach by Seller of Seller’s obligations, agreements, covenants, representations and/or warranties in this Agreement.

e.	Seller has all necessary right, power, legal capacity and authority, and all necessary actions on the part of Seller (including action required to be taken by Seller’s officers, directors, shareholders, trustees, executors or representatives) have been duly and validly taken to authorize Seller: (i) to own the Royalties; (ii) to sell, assign and transfer the Royalties as provided herein; (iii) to effectuate the execution and delivery of this Agreement; (iv) to execute and deliver those documents and instruments referred to in the Schedules and Exhibits of this Agreement, and all other reasonably necessary documents or instruments contemplated hereby; and (v) to perform the terms, conditions, and obligations hereof and the transactions contemplated hereby. No approvals or consents of any persons or entities other than Seller are necessary in connection therewith, including, without limitation, any approval or consent by the Artists, Distributor, any co-writers or owners of the Assets, and/or any third-party publishers or PRO’s, as applicable. SongVest has all necessary right, power, legal capacity and authority to (i) sell, market (directly or indirectly) advertise or promote securities as that term is understood by the U.S. Securities and Exchange Commission (SEC) including any related to the Portfolio, (ii) to effectuate the execution and delivery of this Agreement; (iii) to execute and deliver those documents and instruments referred to in the Schedules and Exhibits of this Agreement, and all other reasonably necessary documents or instruments contemplated hereby; and (iv) to perform the terms, conditions, and obligations hereof and the transactions contemplated hereby. This Agreement is legal, valid, and binding upon the Parties and is enforceable in accordance with its terms.

f.	As of the date of execution of this Agreement, Seller has no outstanding, unrecouped, and /or unearned advances in respect of or affecting the Royalties and, at no time during the Term will Seller enter into any agreement affecting the payment of Royalties hereunder, including, without limitation, any agreement whereby Seller receives any advance or other monies that are recoupable from (or otherwise reduce) Royalties payable hereunder.

g.	All federal, state and local taxes accrued or owing to and including the date of execution of this Agreement arising out of or in connection with the Royalties, including without limitation any sales or transfer taxes resulting from the transaction contemplated herein, if any, have been or will be paid or caused to be paid by Seller. The Royalties are free and clear of any and all liens, charges, mortgages, pledges, claims, encumbrances, obligations or liabilities of any kind or nature whatsoever whether accrued, absolute, contingent or otherwise.

h.	Throughout the entire Term, Seller shall use its reasonable efforts in its sole discretion to ensure that Distributor and/or Seller continuously pays Royalties, and that, for no less than a thirty six (36) month period, Distributor and/or Seller makes available the Assets contained in the Portfolio as digital sound recording assets for public sale, and that the entire Portfolio shall remain in Distributor’s catalog during the term of Seller’s agreement with said Distributor, and in no event shall any portion thereof be deleted therefrom unless same is the subject of any bona-fide dispute with any of Seller’s distributors, Publishers, or PRO or said agreement with Distributor expires or is terminated. Further, Seller shall not, at any time during the Royalty Period, sell, assign, transfer or otherwise dispose of any Asset contained in the Portfolio (or any portion thereof) except where the assignee under such sale, assignment, transfer or/or other disposition, takes all rights thereunder expressly subject to the terms of this Agreement. The foregoing restriction shall not apply to any of Sellers’s distributors, Publishers, or PROs, or Seller or Artist wholly owned and/or controlled entities, provided Seller shall provide written notice to SongVest of any sale by the foregoing promptly upon receiving notice from such third parties.

i.	Seller has not assigned, pledged or otherwise transferred or encumbered the rights in the Royalties or any other rights being granted hereunder and has not and will not grant any rights or incur any obligations with respect to the Sound Recording that are inconsistent with the rights granted herein or Seller’s obligations under this Agreement.

j.	Seller, or wholly owned and/or controlled entity where Seller assigns such right to said entity under Section h. above, will maintain the power, right and authority to perform its obligations hereunder at all times during the Term.

k.	Each Seller Agreement is: (i) in full force and effect as of the date hereof, and shall remain in effect throughout the entire Term and (ii) a valid and binding agreement between Seller and the applicable third party (e.g., Artist) wherein Seller is irrevocably entitled to receive and retain all Royalties with respect to the Assets.

l.	Unless otherwise provided for under this Agreement, at no time during the Term shall Seller terminate, rescind, revoke or attempt to terminate, rescind or revoke such Seller Agreement or any LOD without the prior written approval of SongVest, not unreasonably withheld. Notwithstanding the foregoing, it shall not be a breach of the terms of this Agreement for Seller to switch or otherwise change Distributor(s) in its sole discretion and as such terminate the prior LOD with said former Distributor.

m.	Notwithstanding any term of this Agreement, as Sound Recordings are often ephemeral assets, Seller shall have the option to discontinue exploitation of the Sound Recording and the applicable Distributor relationship (LOD), as the case may be, at any time after five (5) years from the Offering date where the Sound Recording ceases to produce meaningful revenues and the aggregate Net Revenues from all Royalty Sources are less than Two Hundred Fifty Dollars ($250.00 USD) in the aggregate during any consecutive twelve (12) month period, as determined by Seller in its reasonable discretion exercised in good faith.

For the avoidance of doubt, following such five (5) year period, Seller’s election to discontinue exploitation pursuant to this Section shall not constitute a breach of any obligation to maintain availability of the Assets under this Agreement.

Seller shall maintain reasonable books and records evidencing such Net Revenues.

Provided, however, that should Seller reactivate exploitation of the Sound Recording in any manner, or otherwise receive or become entitled to receive any Net Revenues thereafter, any such Net Revenues received therefrom, including for the avoidance of doubt any pipeline monies (including monies from prior, delayed, or accrued uses of the Sound Recording in the marketplace), shall be subject to the provisions of this Agreement and due and payable as required hereunder.

ii) SongVest hereby represents, warrants, and covenants to Seller that as of the date hereof:

a.	SongVest has the right and authority to structure, facilitate, and conduct the Offering in accordance with applicable law.

b.	SongVest has the full power, legal capacity, and authority to enter into and perform this Agreement, and this Agreement constitutes a legal, valid, and binding obligation of SongVest enforceable in accordance with its terms.

c.	SongVest shall conduct the Offering in material compliance with applicable federal and state securities laws and regulations governing the Offering as conducted by SongVest.

d.	SongVest shall indemnify, defend, and hold harmless Seller and its affiliates from and against losses, damages, and reasonable out-of-pocket costs to the extent arising directly from SongVest’s material breach of this Agreement or SongVest’s willful misconduct or gross negligence in connection with the Offering, excluding any matters arising from Seller-provided information, Seller’s breach of this Agreement, or the Assets.

e.	SongVest has all necessary rights, licenses, and authority to market, offer, and facilitate the sale of securities in connection with the Offering, as contemplated hereby.

4.	Distribution. Seller agrees that if, prior to the expiration of the Term, and subject to Section 3. above, Seller becomes aware that Distributor or Artist no longer has rights to distribute or exploit all or any of the Assets in the Portfolio or if Artist or Distributor is assigning rights in the Assets to any party or licensing rights to a new third party distributor or other entity (wherein a new entity has the right to sell Assets and is obligated to account to Seller [or other rights holder] for all sales thereof) (or otherwise the applicable Distributor or Artist desires to make such change), Seller agrees to notify, in writing, SongVest at least sixty (60) days in advance of said change (or, as reasonably soon as Seller is made aware of such change). Such notice shall include the titles of the Portfolio which shall be the subject matter of such change, and the particular change to be made. Seller further agrees to cooperate with SongVest and take whatever actions are necessary, complete and execute any necessary paperwork, documents and instruments (including, without limitation, new LODs) and submit same to the new distributor, licensee, publisher and/or owner, as applicable, so that the entire grant and assignment agreed upon in this Agreement shall continue to be paid to SongVest, if required, uninterruptedly. Seller agrees that any royalties collected by Seller which should have been paid to SongVest per this Agreement will be paid directly to SongVest by Seller on a semi-annual calendar basis within forty five (45) days after the end of each such semi-annual period thereof (as further set forth in Section 2 above). In the event SongVest requires that Royalties be paid to SongVest directly from the applicable Distributor or Artist, Seller agrees to execute and deliver to Distributor or Artist, as applicable, the LOD upon reasonable notice thereof by SongVest such LOD subject at all times to said Distributor approval. For the avoidance of doubt, Seller shall have the right to change Distributors in Seller’s sole discretion.

5.	Successors & Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs, executors and administrators. Neither party may assign any of its rights hereunder; provided, however, that either party may assign this Agreement or any of its rights hereunder to a third party which agrees to assume such assigning party’s obligations hereunder.

6.	Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 6):

If to Seller:	[_]

If to SongVest:	RoyaltyTraders, LLC dba SongVest
1053 East Whitaker Mill Road, Suite 115
Raleigh, NC 27604
Attention: President

7.	Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, USA (without regard to its conflicts of law doctrines) as if this Agreement were entered into and wholly to be performed therein. All actions arising out of or relating to this Agreement shall be brought in the State or Federal courts in Davidson County, Tennessee, and the parties hereby submit to the jurisdiction of such courts. If any legal action or other proceeding is brought for the enforcement of this Agreement or as a result of a breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs insured in such action or proceeding in addition to any other relief to which such party may be entitled.

8.	Entire Agreement; Modifications; Headings. This Agreement, together with the Closing Documents, constitute the entire understanding between the Parties with respect to the transactions contemplated herein and supersede all other agreements and understandings between the Parties; provided, however, that in the event of any conflict, the terms of this Agreement shall prevail. No modification of this Agreement shall be valid unless in writing and signed by both Parties. The titles and headings of the various articles and sections in this Agreement are intended solely for convenience of reference and are not intended for any other purpose whatsoever or to explain, modify, or place any construction on any of the provisions of this Agreement.

9.	Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signatures to be provided on following page]

IN WITNESS WHEREOF, the Parties have executed this Agreement under seal (each Party adopting the word “SEAL” as its true and lawful seal) as of the date first set forth above.

SongVest:

RoyaltyTraders LLC dba SongVest

By:	(SEAL)

Name:	Sean Peace

Title:	Founder/CEO

Seller:

[_]

By:	(SEAL)

Name:	[_]

Title:	President

SCHEDULE A

PORTFOLIO/REVENUE SOURCES/PERCENTAGE INTERESTS

1. Royalty Period – Commencing on the date of the closing of the Offering and ending upon twenty (20) years from such Offering closing.

2. Assets – The following are the type(s) of Assets contained in the Portfolio:

TITLE	ISRC CODE	SELLER’S % INTEREST
See attached Sound Recordings List Exhibit B	See attached Sound Recordings List Exhibit B	50% Artist’s Share

3. Percentage Interests – The Percentage Interest in Seller’s Revenue Sources is Fifty percent (50%).

4. Revenue Sources – The Revenue Sources from sales and/or exploitations of Assets are as follows:

A.	Type:

Single Master Sound Recording

B.	Share:

Artist’s Share

5. Distributors – The current Distributors, Labels, and/or PROs, as applicable, of Assets:

Symphonic Distribution, Inc.

6. Purchase Price and Royalty Interest – The Purchase Price shall be equal to either (i) the “Minimum” set forth below; (ii) the “Maximum” set forth below; or (iii) a number in between the “Minimum” and “Maximum” set forth below:

●	Minimum: $20,000.00 $10,000, which shall entitle SongVest to 10% Royalty Interest in the Royalties(1)

●	Maximum: $100,000.00, which shall entitle SongVest to a 50% Royalty Interest in the Royalties (such interest being the maximum percentage of the identified income stream, namely net Sound Recording revenues, that will be allocated to SongShare units during the royalty period)(1)

7. Artist – The musical group or recording artist whose performances are embodied in the Asset(s) is:

Taboo

(1)	For any Purchase Price that falls between the Minimum or Maximum amounts set forth above, the Royalty Interest in the Royalties to which SongVest shall be entitled will be calculated by multiplying the Purchase Price by a fraction, for which the numerator shall be the Purchase Price, and the denominator shall be the Maximum amount set forth above.

Sch. A-1

SCHEDULE B: FEES AND EXPENSES

SongVest intends to collect a fee equal to a maximum of 26% of the Purchase Price as compensation for its role in facilitating the Transaction.

The Purchase Price agreed to by the Seller herein is not reduced by the aforementioned fees. SongVest may elect to forego these fees at its sole discretion.

Sch. B-1

EXHIBIT A

Symphonic Distribution, Inc.

Re:	Notice of Assignment of Income

Gentlepersons:

Reference is made to the Royalty Option Agreement between ____________________), (“Seller”), and RoyaltyTraders LLC dba SongVest. (“Purchaser”), effectively dated January 7, 2026, a copy of which is attached hereto (the “Assignment”). Capitalized terms used herein which are not defined herein shall have the meanings ascribed thereto in the Assignment.

As evidenced by the Assignment, Purchaser acquired from Seller, throughout the world, the exclusive right to receive and collect fifty percent (50%) of Seller’s share of royalties from the Sound Recordings (and other Assets) accrued and unpaid and hereafter accruing (the “Assigned Royalties”). Accordingly, from and after January 7, 2026, you are to remit all of the Assigned Royalties, regardless of when earned, to Purchaser, and send them along with any corresponding statements, notices and correspondence to:

RoyaltyTraders, LLC dba SongVest

Attn: Royalty Payments Dept.

1053 East Whitaker Rd Suite 115

Raleigh, NC 27604

Or electronically to finance@songvest.com

Please confirm your receipt of this notice.

Very Truly Yours,

[_]

A-1

EXHIBIT B

Complete Sound Recordings List (Compositions and Video expressly excluded.)

ISRC	Title
QZZEB2560368	Stand Strong

B-1